Tarter Krinsky & Drogin LLP 1350 Broadway | New York | NY | 10018 www.tarterkrinsky.com

December 6, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell

Re:	Greenrose Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted October 22, 2019
CIK No. 0001790665

Ladies & Gentlemen,

On behalf of Greenrose Acquisition Corp. (the “Company”) and in response to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company’s Draft Registration Statement on Form S-1 filed with the Commission on October 22, 2019 (the “Draft Registration Statement”) contained in the Staff’s letter dated November 12, 2019 (the “Comment Letter”), we submit this letter containing the Company’s response to the Comment Letter. In connection with this letter, the Company is filing an amendment to the Draft Registration Statement.

For your convenience, we have set out the text in bold of the comment of the Comment Letter followed by our response in regular typeface.

DRS Form S-1 filed 10/22/19

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

We have forwarded a copy of the Company’s written communications to the Staff via Federal Express on Monday, November 18, 2019 for delivery Tuesday, November 19, 2019.

Exclusive Forum Selection, Page 82

2. Please revise the disclosure in this section and in the risk factor on page 34 to clarify whether the exclusive forum provision applies to Securities Act claims. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.

Response:

We have revised the disclosure on both page 34 and page 82 of the Draft Registration Statement as follows (changes are reflected in bold):

Our amended and restated certificate of incorporation will provide that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction.

We note that the Company’s amended and restated certificate provides that the exclusive forum provision applies only to the extent permitted by law – given the applicable provisions of the Exchange Act and the Securities Act, the Delaware courts will not be the exclusive forum for suits brought under either act and the Company will add similar disclosure in its Annual Report on Form 10-K.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at 212-216-1145.

Very truly yours,

/s/ Elishama Rudolph

Elishama Rudolph

cc:	William Harley III
Chief Executive Officer
Greenrose Acquisition Corp.